Contact

www.linkedin.com/in/abena-
boamah-acheampong-9a159a58
(LinkedIn)

Top Skills

Research
Event Planning
Microsoft Office

Languages

English (Native or Bilingual)
Twi (Native or Bilingual)

Abena Boamah-Acheampong

Founder, CEO at Hanahana Beauty
Greater Chicago Area

Summary

Abena Boamah, M.Ed is a Ghanaian American creative
entrepreneur, mental health advocate, and founder + CEO of
Hanahana Beauty. Driven by curating learning experiences
strategically, Abena has been unapologetic about her identities
through all forms of her work.

She focuses on showcasing stories of black women globally through
visual storytelling as an educational + therapeutic approach -
specifically working with marginalized groups from students to
adults.
Abena has worked with brands like Chase Bank, Nike, Apple, Bon
Appetit, The Wing, Refinery 29, Glossier and more. Her skills extend
to public speaking, photography, video + BTS creative direction,
content creation and modeling.

Experience

Hanahana Beauty
Founder/CEO
March 2017 - Present (6 years 10 months)
Greater Chicago Area

Hanahana Beauty is a consciously clean skincare + wellness brand. Our
mission is to bring humanity to beauty by creating sustainable paths from the
producers to our customers.

As a solutionary brand, we work to increase accessibility, transparency,
and sustainability from producer to consumer. From ethically sourcing raw
ingredients for our products to the creation of skincare products for the body
and face, we are bringing humanity and constructive change to skincare.

We are committed to elevating black women globally, sourcing indigenous
ingredients based on what they're really worth, conducting business

sustainably from start to finish, constructively supporting communities and creating skincare for people of all kinds.

Intrinsic Schools
Middle School Teacher
August 2014 - August 2017 (3 years 1 month)
Chicago

Intrinsic is a new, 7th-12th-grade public charter school — open enrollment, no testing required — that blends technology with great teaching to provide every student a path to college and career. As a 7th grade math teacher I have the opportunity to teach 7th, 8th and algebra levels of math in one classroom. I also have a chance to teach a Hip Hop and Social Justice Enrichment to middle schools students and advise 14 11th grade girls in a women's studies focused advisory.

New York City Charter School Center
Summer Associate
June 2016 - August 2016 (3 months)

• Assisted the build out of efficient systems and resources for supporting and tracking information for a large portfolio of schools
• Prepared templates, materials, and resources for school visits and trainings
• Assisted the Special Populations Team with feedback and support through resource research and impactful school tools
• Served as a support research for technical assistance and school programmatic supports
• Supported the Administration Team on its preparation for the 2016-17 school year
• Create strong and authentic relationships with special education coordinators and teachers that work with students with special needs

University of Illinois at Chicago
Clinical Research Coordinator & Program Director of Summer Treatment Program --Camp STAR
August 2013 - 2014 (1 year)

The College of Wooster
3 years

Student Athletic Assistant
November 2011 - May 2013 (1 year 7 months)
Wooster, Ohio

Resident Assistant
2010 - 2012 (2 years)

University of Illinois at Chicago - Summer Treatment Program
Undergraduate Intern
June 2012 - August 2012 (3 months)

Undergraduate Children's Counselor, implemented research protocol used in the Multimodal Treatment Study of Children with ADHD. Led activities to enhance self-esteem and increase athletic ability in children with ADHD, ODD, Autism spectrum disorders and other behavioral disorders.
Provided behavior modification through a point system, positive reinforcement, individualized plans and social skills training.Assessed and tracked children's daily clinical progress.

Cleveland Clinic- Summer Treatment Program
Undergraduate Adolescent Counselor
June 2011 - August 2011 (3 months)

Implemented research protocol used in the Multimodal Treatment Study of Children with ADHD. Led activities to enhance self-esteem and increase athletic ability in adolescents with ADHD, ODD, Autism spectrum disorders and other behavioral disorders. Provided behavior modification through a point system, positive reinforcement, individualized plans and social skills training.Assessed and tracked adolescent's daily clinical progress.

Education

Loyola University Chicago
Master's of Education, Community Counseling · (2015 - 2018)

The College of Wooster
Bachelor of Arts (B.A.), Psychology · (2009 - 2013)

Pickerington High School Central
High School Diploma · (2005 - 2009)